July 27, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Re: Minco Gold Corporation (the “Company”)

Form 20-Ffor the Fiscal Year Ended December 31, 2014

Filed March 31, 2015

File No. 001-32670

Dear Ms. Jenkins,

Further to your letter dated July 13, 2015, the Company has filed its financial statements for June 30, 2014 and September 30, 2014 in a Form 6-K on July 23, 2015.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please do not hesitate to contact me at 604-688-8002.

Yours truly,

/s/ Jennifer Trevitt

Jennifer Trevitt

Corporate Secretary

2772 – 1055 W. Georgia St., PO Box 11176, Vancouver, BC Canada V6E 3R5

Tel: (604)688-8002 Fax: (604)688-8030 Toll Free: (888)288-8288

E-mail: info@mincomining.com Website: www.mincomining.com